MAG SILVER CORP. (An exploration stage company) Consolidated Interim Financial Statements For the six month period ended September 30, 2006 Filed: November 27, 2006

A copy of this report will be provided to any shareholder who requests it

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

The attached interim financial statements have not
been reviewed by the Company’s auditor

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

	Sept. 30, 2006	Dec. 31, 2005
ASSETS
CURRENT
Cash and cash equivalents	$4,611,501	$7,560,193
Accounts receivable (Note 10)	279,170	105,071
Interest receivable	106,000	26,412
Prepaid expenses	93,075	22,237
TOTAL CURRENT ASSETS	5,089,746	7,713,913
EQUIPMENT AND LEASEHOLDS (Note 3)	35,731	39,914
MINERAL RIGHTS (Note 6)	5,211,141	4,858,108
DEFERRED EXPLORATION COSTS (Note 6)	8,443,603	5,463,471
TOTAL ASSETS	$18,780,221	$18,075,406
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$470,753	$393,621
TOTAL LIABILITIES	470,753	393,621
SHAREHOLDERS' EQUITY
Share capital (Note 4)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at September 30, 2006
- 37,441,410 common shares (December 31, 2005 -
36,191,648)	22,698,793	20,812,185
Contributed surplus	2,705,232	915,979
Deficit	(7,094,557)	(4,046,379)
TOTAL SHAREHOLDERS' EQUITY	18,309,468	17,681,785
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$18,780,221	$18,075,406

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

(Signed) Dan MacInnis

Dan MacInnis, Director

(Signed) R. Michael Jones

Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Operations

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2006	2005	2006	2005
EXPENSES
Accounting and audit	$23,048	$23,548	$127,107	$63,383
Amortization	4,399	4,640	12,421	13,717
Bank charges and interest	288	509	1,444	1,347
Filing and transfer agent fees	5,223	9,422	33,109	35,325
Foreign exchange (gain) loss	4,949	4,611	22,737	(16,085)
Legal	8,797	25,086	65,415	123,248
Management and consulting fees	107,593	73,263	357,378	221,348
Non-resident corporation tax	-	-	8,370	-
Shareholder relations	76,889	29,292	203,479	81,450
Stock compensation expense	234,592	104,745	1,954,298	578,745
Telephone and office	68,942	46,252	276,901	192,125
Travel	84,740	28,834	149,705	84,392
	619,460	350,202	3,212,364	1,378,995
LOSS BEFORE THE FOLLOWING	(619,460)	(350,202)	(3,212,364)	(1,378,995)
INTEREST INCOME	48,664	29,780	164,186	64,023
NET LOSS FOR THE PERIOD	$(570,796)	$(320,422)	$(3,048,178)	$(1,314,972)
BASIC AND DILUTED
LOSS PER SHARE	$(0.02)	$(0.01)	$(0.08)	$(0.05)
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	37,163,688	29,570,440	36,869,098	27,688,899

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity

							Deficit
							accumulated
	Common shares		Shares	Special			during the	Total
	without par value		allotted but	warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Number	Amount	Surplus	stage	equity
Issued for cash	1,500,000	$150,000	$-	-	$-	$-	$-	$150,000
Net loss	-	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	-	240,222
Net loss	-	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	-	(293,346)	96,876
Issued for cash			-	2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	-	2,400,000	375,000	-	(415,977)	349,245
Issued for cash	11,500,000	5,109,766	-	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-	(2,400,000)	(375,000)	-	-	-
Agent's administration
shares (Note 4 (a))	10,000	5,000	-	-	-	-	-	5,000
Finders' fee shares (Note 7 (a))	500,000	250,000	-	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 7 (b))	200,000	180,000	-	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	-	26,000
Stock options granted to
consultants	-	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-	-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (h))	-	-	-	-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-	-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-	-	-	-	-	480,562
Stock options exercised	140,000	68,070	-	-	-	(17,270)	-	50,800
Shares allotted to acquire mineral
property option rights	-	-	9,467	-	-	-	-	9,467
Net loss	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	11,632,368	9,467	-	-	306,166	(2,235,541)	9,712,460
Issued for cash (Note 4 (a))	7,201,176	6,771,672	-	-	-	-	-	6,771,672
Issued to obtain mineral property
option rights	1,654,679	1,337,289	(9,467)	-	-	-	-	1,327,822
Warrants exercised	1,400,755	1,046,566	-	-	-	-	-	1,046,566
Stock options exercised	105,500	24,290	-	-	-	(1,540)	-	22,750
Stock options granted	-	-	-	-	-	611,353	-	611,353
Net loss	-	-	-	-	-	-	(1,810,838)	(1,810,838)
Balance, December 31, 2005	36,191,648	$20,812,185	$-	-	$-	$915,979	$(4,046,379)	$17,681,785
Issued for cash (Note 4 (a))	245,716	577,433	-	-	-	-	-	577,433
Issued to obtain mineral property
option rights	65,043	149,431	-	-	-	-	-	149,431
Warrants exercised	507,003	684,454	-	-	-	-	-	684,454
Stock options exercised	432,000	475,290	-	-	-	(165,045)	-	310,245
Stock options granted	-	-	-	-	-	1,954,298	-	1,954,298
Net loss	-	-	-	-	-	-	(3,048,178)	(3,048,178)
Balance, September 30, 2006	37,441,410	$22,698,793	$-	-	$-	$2,705,232	$(7,094,557)	$18,309,468

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	Sept 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Loss for the period	$(570,796)	$(320,422)	$(3,048,178)	$(1,314,972)
Items not involving cash:
Amortization	4,399	4,640	12,421	13,717
Non-cash compensation expense	234,592	104,745	1,954,298	578,745
Changes in operating assets and liabilities
Accounts receivable	(104,644)	333,482	(174,099)	444,294
Interest receivable	(14,800)	(10,750)	(79,588)	6,444
Prepaid expenses	(78,920)	(28,511)	(70,838)	(17,497)
Accounts payable and accrued liabilities	(5,877)	(95,836)	77,132	(4,023)
	(536,046)	(12,652)	(1,328,852)	(293,292)
INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(2,353)	-	(8,238)	(16,868)
Mineral rights	(163,705)	(99,286)	(203,602)	(129,917)
Deferred exploration costs	(952,267)	(494,307)	(2,980,132)	(972,365)
	(1,118,325)	(593,593)	(3,191,972)	(1,119,150)
FINANCING ACTIVITIES
Issue of share capital	358,331	2,750	1,572,132	1,670,381
Issue of special warrants	-	-	-	-
	358,331	2,750	1,572,132	1,670,381
INCREASE (DECREASE) IN CASH	(1,296,040)	(603,495)	(2,948,692)	257,939
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	5,907,541	2,727,794	7,560,193	1,866,360
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$4,611,501	$2,124,299	$4,611,501	$2,124,299
Issue of shares in exchange for mineral property
option rights	$149,431	$100,109	$149,431	$1,327,822

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

1.

CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV (Note 7 (a)) and on July 16, 2003, its acquisition of Lexington Capital Group Inc. (Note 7 (b)).  The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation.  All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at September 30, 2006 is Minera Los Lagartos, S.A. de C.V. which holds several properties in Mexico.

(b)

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company’s accounts receivable, accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	Sept. 30, 2006	Dec. 31, 2005	Dec. 31, 2004
Cash	$611,501	$6,210,193	$66,360
Short-term deposits	4,000,000	1,350,000	1,800,000
	$4,611,501	$7,560,193	$1,866,360

(e)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral rights and deferred exploration costs (continued)

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(f)

Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software

30%

Field equipment

30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term of the related lease.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

The total compensation expense recognized in the statement of operations for share purchase options granted during 2006 amount to $1,954,298 (2005 - $578,745).

Had the same basis been applied to share purchase options granted in 2004 and 2003, net earnings for the year would have been as follows:

	2004	2003
Net loss	$733,897	$837,539
Additional compensation expense	-	248,128
Pro forma net loss	$733,897	$1,085,667
Pro forma basic and diluted loss per share	$(0.03)	$(0.08)

For the year ended December 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 63%, an annual risk free interest rate of 3.76% and expected lives of five years.  The weighted average fair value of share purchase options granted in 2003 was $0.33 per share.

No stock options were issued in the year ended December 31, 2004 and the fair value of the stock options issued in 2005 are described in Note 4 (b).

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Foreign exchange translation

The accounts of the Company’s foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

•

monetary assets and liabilities at the rate prevailing at the balance sheet date;

•

non-monetary assets and liabilities at historical rates; and

•

income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied (Note 4 (d)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

Potentially dilutive securities totalling 5,920,487 for the period ended September 30, 2006 (2,842,500 and 3,077,987 shares arising from outstanding and exercisable stock options and share purchase warrants, respectively) and 1,974,500 shares for the period ended September 30, 2005 (1,974,500 and Nil shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

(k)

Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform with the classifications used in September 30, 2006.

3.

FIXED ASSETS AND LEASEHOLDS

	September 30,			December 31,
	2006			2005
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$30,127	$14,016	$16,111	$12,300
Field equipment	34,806	20,186	14,620	18,864
Leasehold improvements	15,000	10,000	5,000	8,750
	$79,933	$44,202	$35,731	$39,914

4.

SHARE CAPITAL

(a)

Issued and outstanding

On March 2, 2006 the Company closed a private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 245,716 common shares of MAG Silver Corp. at $2.35. This equates to an investment of $577,433 (US$500,000). See Note 6 (a)(v).

On December 22, 2005, the Company raised gross proceeds of $6,494,749 from the sale of 6,494,749 units at a price of $1.00 per unit in a brokered, non-brokered financing. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $1.35 per share for a period of 18 months until June 21, 2007. The Agents were granted warrants to purchase up to 295,190 shares of the Company at a price of $1.35 in partial payment of services rendered in connection with their portion of the financing. The commission paid to the Agents was $295,190, equal to 7% of the gross proceeds of the Offering, comprising of $210,340 in cash and $84,850 in units of the offering.  Each unit consisted of one common share and one-half of one share purchase warrant.  Corporate finance fees, legal fees, TSX fees and related expenditures totalled $113,802. The net proceeds to the Company from the financing were $6,170,607.

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Don Fippi property to complete the acquisition of the property.  See Note 6 (b).

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Guigui property to complete the acquisition of the property.  See Note 6 (c).

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

4.

SHARE CAPITAL (Continued)

(a)

Issued and outstanding (continued)

On May 2, 2005 the Company closed the private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of $601,065 (US$500,000). See Note 6 (a)(v).

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the date of closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, including the issue of 10,000 shares of the Company (the “Administration Shares”) as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related expenditures totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued. The prospectus also qualified 500,000 finders’ fee shares issued in relation to property acquisitions, of which 200,000 common shares have been issued and 300,000 were initially issued in escrow.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

		Weighted		Weighted
	Period ended	average	Year ended	average
	September 30,	exercise	December 31,	exercise
	2006	price	2005	price
Balance outstanding,
beginning of year	2,154,500	$0.84	1,030,000	$0.54
Activity during the period
Options granted	1,130,000	3.07	1,240,000	1.03
Options cancelled	(10,000)	4.04	(10,000)	1.06
Options exercised	(432,000)	0.72	(105,500)	0.22
Balance outstanding,
end of period	2,842,500	$1.73	2,154,500	$0.84

The following table summarizes options outstanding and exercisable at September 30, 2006:

Number outstanding	Weighted average	Weighted
and exercisable at	remaining	average
September 30,	contractual life	exercise
2006	(years)	price
394,500	1.54	$0.50
220,000	1.61	0.70
68,000	3.85	0.75
110,000	4.17	1.00
25,000	4.20	1.02
878,000	3.30	1.06
37,500	4.01	1.14
14,500	4.28	1.55
650,000	4.35	3.00
25,000	4.47	3.56
200,000	4.50	4.04
50,000	4.71	2.00
145,000	4.81	2.46
25,000	4.92	3.12
2,842,500	3.45	$1.68

During the current period the Company granted 1,130,000 stock options, and later cancelled 10,000 of these, (September 30, 2005 – 1,060,000 and later cancelled 10,000 of these). The Company has recorded $1,954,298 (2005 - $578,745) of compensation expense relating to stock options vested to employees and consultants in the period ended September 30, 2006.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

For the period ended September 30, 2006, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 86%, an annual risk free interest rate of 4.11% and expected lives of three years.

For the year ended December 31, 2005, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 80%, an annual risk free interest rate of 3.5% and expected lives of three years.

(c)

Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price
Balance at December 31, 2004	2,429,255	0.75
Issued in connection with issuance of common
shares	3,584,990	1.35
Exercised and converted into common shares	(1,400,755)	0.75
Expired	(1,028,500)	0.75
Balance at December 31, 2005	3,584,990	1.35
Exercised and converted into common shares	(507,003)	1.35
Balance at September 30, 2006	3,077,987	$1.35

The following table summarizes information about the warrants outstanding at September 30, 2006:

Exercise	Warrants
price	outstanding	Expiry date
$1.35	3,077,987	June 21, 2007

(d)

Shares held in escrow

At the end of the period there are no shares held in escrow. All remaining escrow shares have been released during the period ended September 30, 2006. At April 21, 2006, the final 45,000 of the of the originally escrowed common shares issued in connection with the finders fee (Note 4 (a)) and 225,000 of the original 1,500,000 common shares issued to directors and officers of the company were released.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

5.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2005	2004	2003
Statutory tax rates	34.87%	35.60%	37.60%
Recovery of income taxes computed at
statutory rates	$631,439	$261,267	$314,915
Non-deductible expenses	(215,930)	(4,116)	(28,316)
Lower effective tax rate on loss in
foreign jurisdictions	(6,363)	(1,973)	(1,603)
Future tax benefits not recognized in
the period that the loss arose	(409,146)	(255,178)	(284,996)
	$-	$-	$-

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2005	2004
Canadian operating loss carryforwards	$1,023,908	$651,097
Mexican operating loss carryforwards	1,669,599	1,223,600
Canadian capital losses carried forward	41,649	44,100
Share issuance costs	192,478	136,750
Total future income tax assets	2,927,634	2,055,547
Less valuation allowance	(1,130,648)	(831,947)
Net future income tax assets	1,796,986	1,223,600
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(1,796,986)	(1,223,600)
Net future income tax assets	$-	$-

At December 31, 2005, the Company has Canadian non-capital loss carryforwards aggregating $3,103,000, expiring between 2006 and 2015, available to offset future taxable income and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

At December 31, 2005, the Company has Mexican tax loss carryforwards aggregating $5,962,000, expiring between 2012 and 2015, available to offset future taxable income.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

			Nine Month Period ended September 30, 2006
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Bal., beginning of year	$919,458	$1,422,672	$1,571,172	$39,629	$329,854	$289,387	$285,936	$4,858,108
Incurred during period	-	-	-	10,689	57,740	142,302	142,302	353,033
Balance, end of period	$919,458	$1,422,672	$1,571,172	$50,318	$387,594	$431,689	$428,238	$5,211,141
Deferred exploration costs
Camp costs	$4,126	$95,518	$605	$60,236	$2,030	$-	$23,063	$185,578
Drilling	-	281,069	-	1,097,374	-	-	142,940	1,521,383
Geochemical	238	24,980	-	42,841	-	-	37,145	105,204
Geological	58,190	244,464	8,974	268,783	27,343	1,455	136,047	745,256
Gov't fees and licenses	9,505	2,399	7,632	229,119	16,203	1,168	29,586	295,612
T ravel	11,870	29,432	410	5,986	839	985	392	49,914
T ransport and shipping	-	-	-	-	-	-	-	-
Site administration	6,961	28,358	6,931	14,305	8,293	3,368	8,969	77,185
	90,890	706,220	24,552	1,718,644	54,708	6,976	378,142	2,980,132
Bal., beginning of year	2,026,094	1,240,889	1,265,194	399,192	88,536	307,779	135,787	5,463,471
Balance, end of period	$2,116,984	$1,947,109	$1,289,746	$2,117,836	$143,244	$314,755	$513,929	$8,443,603

			Three Month Period ended September 30, 2006
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Bal., beginning of period	$919,458	$1,422,672	$1,571,172	$50,318	$359,062	$289,387	$285,936	$4,898,005
Incurred during period	-	-	-	-	28,532	142,302	142,302	313,136
Balance, end of period	$919,458	$1,422,672	$1,571,172	$50,318	$387,594	$431,689	$428,238	$5,211,141
Deferred exploration costs
Camp costs	$3,232	$19,690	$330	$15,634	$656	$ -	$10,053	$49,595
Drilling	-	-	-	289,480	-	-	142,940	432,420
Geochemical	-	3,387	-	16,538	-	-	2,900	22,825
Geological	23,388	40,154	3,431	85,150	12,085	420	57,640	222,268
Gov't fees and licenses	3,486	1,874	2,948	134,610	7,572	546	27,211	178,247
T ravel	5,078	-	-	345	-	-	-	5,423
T ransport and shipping	-	-	-	-	-	-	-	-
Site administration	4,180	7,220	4,432	6,428	8,193	3,368	7,668	41,489
	39,364	72,325	11,141	548,185	28,506	4,334	248,412	952,267
Bal., beginning of period	2,077,620	1,874,784	1,278,605	1,569,651	114,738	310,421	265,517	7,491,336
Balence, end of period	$2,116,984	$1,947,109	$1,289,746	$2,117,836	$143,244	$314,755	$513,929	$8,443,603

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. (“Lagartos”), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico.

On April 4, 2005 the Company announced the signing of a binding letter of agreement for the establishment of an exploration Joint Venture covering its wholly-owned 7,679 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Peñoles, S.A. de C.V. (“Peñoles”).  A formal agreement was later signed with an anniversary date of July 1, 2005.

The principal features of the agreement are:

(i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.  To date Peñoles has spent approximately US$2,457,000 and completed 1,959 metres of diamond drilliing.

(ii)

Peñoles was obligated to incur exploration expenditures of at least US$750,000 in year one, including a minimum of 3,000 metres of diamond drilling and Peñoles completed the obligation.

(iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

(iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

(v)

On signing of the agreement Peñoles subscribed for a required US$500,000 private placement for a total of 621,577 shares of the Company at a price of C$0.967 per share.  Later, on March 2, 2006, Peñoles subscribed for a second required US$500,000 private placement for a total of 245,716 MAG shares, at a price of C$2.35 per share.

(vi)

Peñoles was obligated to incur further exploration expenditures of at least US$1,00,000 in year two and Peñoles has completed the obligation.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Under the terms of a 2003 option agreement, the Company had the right to acquire a 100% interest in mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. Under the terms of the agreement the Company was required to incur exploration expenditures of US$4,000,000 to April 2008 (of which approximately US$590,000 was incurred) and make scheduled payments consisting of US$550,000 in cash (of which US$100,000 was paid) and 2,100,000 common shares of the Company (of which 676,178 were issued).

In 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 673,822 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement.  To September 30, 2006 the Company has incurred $1,947,109 in exploration costs on the property.

(c)

Guigui Property

Under the terms of a 2003 option agreement, the Company had the right to acquire a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. Under the terms of the agreement the Company was required to incur exploration expenditures of US$2,500,000 to April 2007 (of which approximately US$660,000 was incurred) and make scheduled payments consisting of US$550,000 in cash (of which US$100,000 was paid) and 2,100,000 common shares of the Company (of which 745,997 were issued).

In 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 604,003 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement.  To September 30, 2006 the Company has incurred $1,289,746 in exploration costs on the property.

(d)

Lagartos Property

The Company has acquired an exploration concession on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Sierra Ramirez Property

On December 14, 2003 the Company entered into an option agreement to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the option agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$255,000 has been paid) by December 14, 2008;

(ii)

incur exploration expenditures totalling US$750,000 by July 26, 2009 (of which US$117,000 has been incurred to September 30, 2006); and

(iii)

issue a finder’s fee of 25,000 common shares of the Company in three tranches (of which all are now issued).

During the period ended September 30, 2006, the Company and Minera Rio Tinto, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, the Company will issue Minera Rio Tinto, S.A. de C.V. 20,000 common shares of the Company (subsequently issued on October 6, 2006) and make scheduled cash payments totalling US$1,300,000 to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company.  Under the amended terms US$150,000 in exploration work commitments were also eliminated..

(f)

Adargas Property

On February 14, 2004 the Company entered into an option agreement to acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$225,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$256,000 has been incurred to September 30, 2006).

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(g)

Cinco de Mayo Property

On February 26, 2004 the Company has entered into an option agreement acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$225,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$441,500 has been incurred to September 30, 2006).

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended the terms of the above referenced option agreement. Under the amended  terms, half of each of the remaining property payments totalling US$775,000 (US$225,000  paid) due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006.

7.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. (“Lagartos”)

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos. This acquisition was completed by the Company on January 15, 2003.  The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company. Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company’s results of operations from January 15, 2003.

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

7.

ACQUISITIONS (Continued)

(a)

Minera Los Lagartos, S.A. de C.V. (“Lagartos”) (continued)

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property
(US$50,000) paid in 2002	$78,750
Cash paid for the 100% interest in the common shares of Lagartos
(US$5,000)	7,500
Finders’ fee	250,000
Advances to Lagartos prior to acquisition	113,139
$449,389
The fair value of net assets acquired
Mineral rights	$449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders’ fee to two officers and a company with directors and officers in common.

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. (“Lexington”)

On October 9, 2005 the assets of Lexington were merged with Lagartos, so that all indirect interests in the Juanicipio I claim were held by one company.

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company’s Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, the Company paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company.

The acquisition was accounted for using the purchase method.  The allocation of the purchase price was as follows:

Cash	$350,000
200,000 common shares	180,000
$530,000

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

7.

ACQUISITIONS (Continued)

(b)

Lexington Capital Group Inc. (“Lexington”) (continued)

Fair value of net assets acquired:

Cash	$4,219
Current liabilities	(13,196)
Mineral property interests	538,977
$530,000

8.

RELATED PARTY TRANSACTIONS

For the period ended September 30, 2006 the Company’s president received $98,100 in compensation for management services (2005 - $88,450).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended September 30, 2006 the Company accrued or paid Cascabel and IMDEX consulting fees totaling $90,194 and exploration fees totaling $818,634 under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During the period ended September 30, 2006 the Company accrued or paid PTM $102,308 under the common service agreement (2005 - $99,906).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended September 30, 2006 the Company accrued or paid Anthem $46,750 under the office lease agreement (2005 - $46,750).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

9.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2006	$15,583
2007	46,750
$62,333

MAG SILVER CORP.

(An exploration stage company)

Period ended September 30, 2006 and 2005

10.

AMOUNTS RECEIVABLE

	Sept. 30, 2006	Dec. 31, 2005
Goods and services tax recoverable	$9,823	$26,706
Mexican value added tax ("IVA") recoverable	249,759	75,499
Other	19,588	2,866
	$279,170	$105,071

11.

SUBSEQUENT EVENTS

Subsequent to September 30, 2006:

(a)

Issued 135,000 common shares at $1.35 on the exercise of warrants for proceeds of $182,250; and issued 17,500 common shares at an average price of $0.86 on the exercise of options for proceeds of $15,125;

(b)  Issued 20,000 common shares at $2.75 to Minera Rio Tinto, as an option payment for Sierra Ramirez property. This is part of the amended option agreement mentioned in (Note 6.(c)).